

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 11, 2011

Mr. Michael D. Devlin
President and Chief Executive Officer
Cape Bancorp, Inc.
225 North Main Street
Cape May Court House, New Jersey 08210

Re: Cape Bancorp, Inc.
File No. 001-33934
Form 10-K for the fiscal year ended December 31, 2008
Definitive Schedule 14A filed March 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009

Dear Mr. Devlin:

       We have completed our review of your Form 10-K and related filings and have no
further comments at this time on the specific issues raised.

                                    Sincerely,

                                    Michael Clampitt
                                    Legal Reviewer